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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 10/___/14	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540



3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: October 28, 2014

By: [signature]
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 28th day of October, 2014.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit M

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of October 28, 2014 including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firm 39 | **As of 28-Oct-14**

Member Firm:

ABN AMRO CLEARING CHICAGO LLC — Approval Date: 3/7/2013
175 West Jackson Blvd., Ste. 400 — Membership Type: EEM: CLEARANCE
Chicago IL 60604 — Tele #: (312) 604-8000 — Classification: MEMBER FIRM

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC — Approval Date: 12/7/2012
11 Ewall Street — Membership Type: EEM: ORD FLOW/CLEAR
Mt. Pleasant SC 29464 — Tele #: (843) 789-2080 — Classification: MEMBER FIRM

BARCLAYS CAPITAL INC. — Approval Date: 12/7/2012
745 Seventh Avenue — Membership Type: ALL MEMBERSHIPS
New York NY 10019 — Tele #: (212) 526-7000 — Classification: MEMBER FIRM

BMO CAPITAL MARKETS CORP. — Approval Date: 10/10/2014
3 Times Square, 27th Floor — Membership Type: EEM: ORD FLOW/CLEAR
New York NY 10036 — Tele #: (212) 885-4000 — Classification: MEMBER FIRM

BNP PARIBAS SECURITIES CORP. — Approval Date: 4/21/2014
787 Seventh Avenue — Membership Type: EEM: ORD FLOW/CLEAR
New York NY 10019 — Tele #: (212) 841-2000 — Classification: MEMBER FIRM

CITADEL SECURITIES LLC — Approval Date: 12/7/2012
131 South Dearborn Street — Membership Type: PL/EEM: ORD FLOW
Chicago IL 60603 — Tele #: (312) 395-2100 — Classification: MEMBER FIRM

COMPASS PROFESSIONAL SERVICES, LLC — Approval Date: 12/7/2012
111 W. Jackson Blvd., 20th Fl. — Membership Type: EEM: ORD FLOW/CLEAR
Chicago IL 60604 — Tele #: (312) 692-5000 — Classification: MEMBER FIRM

CREDIT SUISSE SECURITIES (USA) LLC — Approval Date: 12/7/2012
11 Madison Avenue, 3rd Fl. — Membership Type: EEM: ORD FLOW/CLEAR
New York NY 10010 — Tele #: (212) 325-2000 — Classification: MEMBER FIRM

DASH FINANCIAL LLC — Approval Date: 12/7/2012
910 Van Buren Street, 4th Fl. — Membership Type: EEM: ORD FLOW/CLEAR
Chicago IL 60607 — Tele #: (847) 550-1730 — Classification: MEMBER FIRM

DEUTSCHE BANK SECURITIES INC. — Approval Date: 1/25/2013
60 Wall Street — Membership Type: EEM: ORD FLOW/CLEAR
New York NY 10005 — Tele #: (212) 250-2500 — Classification: MEMBER FIRM

GLOBAL EXECUTION BROKERS, LP — Approval Date: 12/7/2012
401 City Avenue, Ste. 200 — Membership Type: EEM: ORDER FLOW
Bala Cynwyd PA 19004 — Tele #: (610) 617-2600 — Classification: MEMBER FIRM

GOLDMAN SACHS EXECUTION & CLEARING, L.P. — Approval Date: 12/7/2012
200 West Street — Membership Type: EEM: CLEARANCE
New York NY 10282 — Tele #: (212) 902-1000 — Classification: MEMBER FIRM

GOLDMAN, SACHS & CO. — Approval Date: 1/15/2013
200 West Street — Membership Type: PL/LMM
New York NY 10282 — Tele #: (212) 902-1000 — Classification: MEMBER FIRM

GROUP ONE TRADING LP — Approval Date: 10/20/2014
440 South La Salle - Ste. 3232 — Membership Type: PL/L/RMM/EEM: ORD FLOW
Chicago IL 60605 — Tele #: (312) 347-8864 — Classification: MEMBER FIRM

Member Firm:

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS					Approval Date: 8/26/2014
233 South Wacker Drive, #4300					Membership Type: RMM
	Chicago	IL	60606	Tele #: (312) 244-3300	Classification: MEMBER FIRM
INSTINET, LLC					Approval Date: 3/27/2013
1095 Avenue of the Americas					Membership Type: EEM: ORD FLOW/CLEAR
	New York	NY	10036	Tele #: (212) 310-9500	Classification: MEMBER FIRM
INTERACTIVE BROKERS LLC					Approval Date: 12/7/2012
One Pickwick Plaza, 2nd Fl.					Membership Type: EEM: ORD FLOW/CLEAR
	Greenwich	CT	06830	Tele #: (203) 618-5710	Classification: MEMBER FIRM
ITG DERIVATIVES LLC					Approval Date: 12/7/2012
601 S. LaSalle, Ste. 300					Membership Type: EEM: ORDER FLOW
	Chicago	IL	60606	Tele #: (312) 935-0125	Classification: MEMBER FIRM
J.P. MORGAN CLEARING CORP.					Approval Date: 12/7/2012
3 Chase Metrotech Center					Membership Type: EEM: CLEARANCE
	Brooklyn	NY	11245	Tele #: (347) 643-1000	Classification: MEMBER FIRM
J.P. MORGAN SECURITIES LLC					Approval Date: 12/7/2012
383 Madison Avenue					Membership Type: EEM: ORDER FLOW
	New York	NY	10179	Tele #: (201) 595-8471	Classification: MEMBER FIRM
JEFFERIES LLC					Approval Date: 9/15/2014
520 Madison Avenue					Membership Type: EEM: ORD FLOW/CLEAR
	New York	NY	10022	Tele #: (212) 284-2300	Classification: MEMBER FIRM
KCG AMERICAS LLC					Approval Date: 12/7/2012
545 Washington Boulevard					Membership Type: ALL MEMBERSHIPS
	Jersey City	NJ	07310	Tele #: (201) 386-2891	Classification: MEMBER FIRM
LEK SECURITIES CORPORATION					Approval Date: 6/5/2014
1 Liberty Plaza, 165 Broadway, 52nd Fl					Membership Type: EEM: ORD FLOW/CLEAR
	New York	NY	10006	Tele #: (212) 509-2300	Classification: MEMBER FIRM
LIME BROKERAGE LLC					Approval Date: 12/7/2012
625 Broadway, 12th Fl.					Membership Type: EEM: ORDER FLOW
	New York	NY	10012	Tele #: (212) 824-5000	Classification: MEMBER FIRM
LIQUIDPOINT, LLC					Approval Date: 12/7/2012
311 South Wacker Drive, Ste. 4700					Membership Type: EEM: ORD FLOW/CLEAR
	Chicago	IL	60606	Tele #: (312) 986-2006	Classification: MEMBER FIRM
MERRILL LYNCH PROFESSIONAL CLEARING CORP.					Approval Date: 12/7/2012
One Bryant Park, 6th Fl.					Membership Type: EEM: ORD FLOW/CLEAR
	New York	NY	10036	Tele #: (646) 743-1295	Classification: MEMBER FIRM
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT					Approval Date: 12/7/2012
One Bryant Park					Membership Type: EEM: ORD FLOW/CLEAR
	New York	NY	10036	Tele #: (212) 449-1000	Classification: MEMBER FIRM
MORGAN STANLEY & CO. LLC					Approval Date: 12/7/2012
1585 Broadway					Membership Type: ALL MEMBERSHIPS
	New York	NY	10036	Tele #: (212) 761-4000	Classification: MEMBER FIRM
PERSHING LLC					Approval Date: 3/12/2013
1 Pershing Plaza, 10th Fl.					Membership Type: EEM: ORD FLOW/CLEAR
	Jersey City	NJ	07399	Tele #: (201) 413-2000	Classification: MEMBER FIRM
SET TRADING PARTNERS, LLC					Approval Date: 9/20/2013
230 So. LaSalle St., Ste. 4-100					Membership Type: EEM: ORDER FLOW
	Chicago	IL	60604	Tele #: (312) 360-2440	Classification: MEMBER FIRM
SOUTHWEST SECURITIES, INC.					Approval Date: 2/8/2013
1201 Elm Street, Ste. 3500					Membership Type: EEM: CLEARANCE
	Dallas	TX	75270	Tele #: (214) 859-1800	Classification: MEMBER FIRM

Member Firm:

Firm				Details
SUSQUEHANNA SECURITIES				Approval Date: 12/7/2012
401 City Avenue, Ste. 220				Membership Type: PLMM
Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	Classification: MEMBER FIRM
TIMBER HILL LLC				Approval Date: 12/7/2012
One Pickwick Plaza, Ste. 200				Membership Type: PL/L/RMM/EEM: CLEAR
Greenwich	CT	06830	Tele #: (203) 618-5800	Classification: MEMBER FIRM
UBS SECURITIES LLC				Approval Date: 12/7/2012
677 Washington Boulevard				Membership Type: EEM: ORD FLOW/CLEAR
Stamford	CT	06901	Tele #: (203) 719-3000	Classification: MEMBER FIRM
VOLANT LIQUIDITY, LLC				Approval Date: 5/31/2013
7 World Trade Center, Ste. 3301				Membership Type: EEM: ORDER FLOW
New York	NY	10007	Tele #: (646) 484-3000	Classification: MEMBER FIRM
WEDBUSH SECURITIES INC.				Approval Date: 12/7/2012
1000 Wilshire Boulevard				Membership Type: EEM: CLEARANCE
Los Angeles	CA	90017	Tele #: (213) 688-8090	Classification: MEMBER FIRM
WELLS FARGO SECURITIES, LLC				Approval Date: 4/11/2014
550 South Tryon Street, 6th Floor				Membership Type: EEM: ORD FLOW/CLEAR
Charlotte	NC	28202	Tele #: (704) 715-6133	Classification: MEMBER FIRM
WOLVERINE EXECUTION SERVICES, LLC				Approval Date: 12/7/2012
175 W. Jackson Blvd., Ste. 200				Membership Type: EEM: ORD FLOW/CLEAR
Chicago	IL	60604	Tele #: (312) 884-4000	Classification: MEMBER FIRM
WOLVERINE TRADING, LLC				Approval Date: 12/7/2012
175 W. Jackson Blvd., Ste. 200				Membership Type: PL/LMM
Chicago	IL	60604	Tele #: (312) 884-3490	Classification: MEMBER FIRM

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular

MIAX
69-2

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
7 ROSZEL ROAD, SUITE 5-A
PRINCETON, NJ 08540

To:

Chris Grobbel
Division of Trading and Markets
Office of Market Supervision
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549